UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT INFORMATION

The detailed results of the capital ratio stress test published today by the European Banking Authority (EBA) are attached. This test is an update of the EBA stress test carried out on December 8, 2011, which was agreed by the European Council on October 26, 2011. The results show that BBVA has a core Tier 1 capital ratio (CT1) of 9,9% as of June 30, 2012, without including the sovereign buffer. Therefore, BBVA meets the 9% CT1 requirement established by the EBA as well as the sovereign buffer capital requirement established on November 2011.

Further information is available on the EBA website (www.eba.europa.eu).

Madrid, October 3, 2012

Composition of capital

Capital position CRD3 rules	Dec-11		Jun-12		References to COREP reporting
	Million EUR	% RWA	Million EUR	% RWA
A) Common equity before deductions (Original own funds without hybrid instruments and government support measures other than ordinary shares) (+)	30,301		34,106		COREP CA 1.1 - hybrid instruments and government support measures other than ordinary shares
Of which: (+) eligible capital and reserves	37,310		42,291		COREP CA 1.1.1 + COREP line 1.1.2.1
Of which: (-) intangibles assets (including goodwill)	-10,156		-10,475		Net amount included in T1 own funds (COREP line 1.1.5.1)
Of which: (-/+) adjustment to valuation differences in other AFS assets (1)	1,243		1,855		Prudential filters for regulatory capital (COREP line 1.1.2.6.06)
B) Deductions from common equity (Elements deducted from original own funds) (-)	-2,652	-0.8%	-2,599	-0.8%	COREP CA 1.3.T1* (negative amount)
Of which: (-) deductions of participations and subordinated claims	-2,183		-2,465		Total of items as defined by Article 57 (l), (m), (n) (o) and (p) of Directive 2006/48/EC and deducted from original own funds (COREP lines from 1.3.1 to 1.3.5 included in line 1.3.T1*)
Of which: (-) securitisation exposures not included in RWA according with CRD3 (2)	0	0.0%	0	0.0%	COREP line 1.3.7 included in line 1.3.T1* (50% securitisation exposures in the banking and trading book subject to 1250% risk weight; Art. 57 (r) of Directive 2006/48/EC)
Of which: (-) IRB provision shortfall and IRB equity expected loss amounts (before tax)	-469	-0.1%	-134	0.0%	As defined by Article 57 (q) of Directive 2006/48/EC (COREP line 1.3.8 included in 1.3.T1*)
C) Common equity (A+B)	27,649	8.3%	31,507	9.5%
Of which: ordinary shares subscribed by government		0.0%		0.0%	Paid up ordinary shares subscribed by government
D) Other instruments eligible for meeting the buffer (+)	3,430		1,238
Hybrids to be converted into ordinary shares by 31st of October 2012
New CoCos issued according to EBA Common Term Sheet	3,430		1,238
E) Other Existing government support measures (+)		0.0%		0.0%
F) Core Tier 1 including existing government support measures (C+D+E)	31,079	9.4%	32,745	9.9%
G) Hybrid instruments not subscribed by government					Net amount included in T1 own funds (COREP line 1.1.4.1a + COREP lines from 1.1.2.2***01 to 1.1.2.2***05 + COREP line 1.1.5.2a (negative amount)) not subscribed by government
Tier 1 Capital (F+G) (Total original own funds for general solvency purposes)	31,079	9.4%	32,745	9.9%	COREP CA 1.4 = COREP CA 1.1 + COREP CA 1.3.T1* (negative amount)
RWA	331,214		332,034
Sovereign Capital buffer
H) Prudential filter (AFS sovereign assets in EEA as of 30th September 2011) (- /+)	878		878
I) Difference between the book value and the fair value of sovereign assets (Bonds and Loans and advances) in the HTM and Loans & Receivables portfolios(3), as of 30th September 2011.	1,435		1,435		.
Sovereign capital buffer for exposures in EEA (H+I)	2,313		2,313		Sum of Prudential filter and valuation. If negative it is set to 0
J) Additional impairments on sovereign exposures (-)			-43		Please report the write-downs on sovereign exposures accounted during the fourth quarter of 2011 (Dec 2011 column) and the first half of 2012 (June 2012 column) with the limit for the total impaiments (Dec 11 + Jun 2012) of the sovereign buffer for each country
Shortfall (+) / Surplus (-) to 9% before application sovereign capital buffer	-1,270		-2,862		9%RWA-Core Tier 1 including existing government support measures.
Overall Shortfall (+) / Surplus (-) after including sovereign capital buffer and additional impairments on sovereign exposures	1,043		-592		9%RWA-(Core Tier 1 including existing government support measures-Sovereign capital buffer for exposures in EEA).
Notes and definitions

(1)	The amount is already included in the computation of the eligible capital and reserves and it is provided separately for information purposes.
(2)	According with CRD3 it can include also 50% securitisation exposures in the trading book subject to 1250% risk weight and not included in RWA.
(3)	It includes also possible differences between the book value and the fair value of: i) direct sovereign exposures in derivatives; ii) indirect sovereign exposures in the banking and trading book

Composition of RWA

(in million Euro)
	Dec-11	Jun-12
Total RWA (1)	331,214	332,034
RWA for credit risk	286,372	284,465
RWA Securitisation and re-securitisations	5,767	4,872
RWA Other credit risk	280,605	279,593
RWA for market risk	15,486	18,213
RWA operational risk	29,356	29,356
Transitional floors	0	0
RWA Other	0	0

(1)	The RWA calculated according to CDR III can be based on models that have not yet been approved by the National Supervisory Authority

Exposures to sovereigns (central, regional and local governments) in EEA, as of Dec 2011, (In million Euro)

		GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)	Memo Item	Provisions and write-off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
Residual Maturity	Country		of which: loans and advances in the HTM and Loans and receivables portfolios		of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading(2)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Nominal Value Debt securities in HTM and Loans and Receivables portfolios
[0 - 3M[		0	0	0	0		0			0		0	0	0
[3M - 1Y[		0	0	0	0		0			0		0	0	0
[1Y - 2Y[		0	0	0	0		0			0		0	0	0
[ 2Y - 3Y [	Austria	2	0	-23	0		-23			0		0	0	0
[3Y - 5Y [		12	0	12	0		12			0		0	0	0
[5Y - 10Y [		23	0	8	0		8			0		0	0	0
[10Y - more		3	0	-7	0		-7			0		0	0	0
Tot		40	0	-10	0	0	-10	0	0	0		0	0	0

[ 0 - 3M [		60	49	60	0		11		2	0		0	0	0
[ 3M - 1Y [		1	1	1	0		0			0		0	0	0
[ 1Y - 2Y [		7	0	7	0		7			0		0	0	0
[ 2Y - 3Y [	Belgium	18	18	18	0		0			0		0	0	0
[3Y - 5Y [		47	28	47	17		2			0		0	0	0
[5Y - 10Y [		42	0	-20	13		-33			0		2	-2	0
[10Y - more		39	34	30	0		-4			0		0	0	0
Tot		214	130	143	30	0	-17	0	2	0		2	-2	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Bulgaria
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Cyprus
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		0	0	0	0		0			0		0	0	0
[ 3M - 1Y [		0	0	0	0		0			0		0	0	0
[ 1Y - 2Y [		17	0	17	17		0			0		1	0	-1
[ 2Y - 3Y [	Czech Republic	0	0	0	0		0			0		0	0	0
[3Y - 5Y [		0	0	0	0		0			0		0	0	0
[5Y - 10Y [		0	0	0	0		0			0		0	0	0
[10Y - more		0	0	0	0		0			0		0	0	0
Tot		17	0	17	17	0	0	0	0	0		1	0	-1

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Denmark
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Estonia
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Finland
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

		GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)	Memo Item	Provisions and write-off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
Residual Maturity	Country		of which: loans and advances in the HTM and Loans and receivables portfolios		of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading(2)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Nominal Value Debt securities in HTM and Loans and Receivables portfolios
[ 0 - 3M [		83	0	83	0		83		-3	0		0	0	0
[ 3M - 1Y [		96	0	55	0		55			0		0	0	0
[ 1Y - 2Y [		40	0	13	0		13			0		0	0	0
[ 2Y - 3Y [	France	28	0	-46	0		-63			17		0	0	0
[3Y - 5Y [		69	0	56	0		45			11		0	0	0
[5Y - 10Y [		256	0	211	0		-15			226		0	0	0
[10Y - more		20	0	0	0		0			0		0	0	0
Tot		592	0	372	0	0	118	0	-3	254		0	0	0

[ 0 - 3M [		86	0	62	0		-7	-3	-2	69		0	0	0
[ 3M - 1Y [		324	0	253	0		253			0		0	0	0
[ 1Y - 2Y [		11	0	-122	0		-122			0		0	0	0
[ 2Y - 3Y [	Germany	2	0	-184	0		-184			0		0	0	0
[3Y - 5Y [		59	0	-100	0		-100			0		0	0	0
[5Y - 10Y [		92	0	-97	0		-97			0		0	0	0
[10Y - more		50	0	37	0		37			0		0	0	0
Tot		624	0	-151	0	0	-220	-3	-2	69		0	0	0

[ 0 - 3M [		0	0	0	0		0		-8	0		0	0	0
[ 3M - 1Y [		15	15	15	0		0			0		0	0	0
[ 1Y - 2Y [		0	0	0	0		0			0		0	0	0
[ 2Y - 3Y [	Greece (5)	20	0	20	0		0			20		0	0	0
[3Y - 5Y [		0	0	0	0		0			0		0	0	0
[5Y - 10Y [		10	0	10	0		0			10		0	0	0
[10Y - more		54	0	54	0		0			54		0	0	0
Tot		99	15	99	0	0	0	0	-8	84	85	0	0	0

[ 0 - 3M [		0	0	0	0		0			0		0	0	0
[ 3M - 1Y [		0	0	0	0		0			0		0	0	0
[ 1Y - 2Y [		0	0	0	0		0			0		0	0	0
[ 2Y - 3Y [	Hungary	0	0	0	0		0			0		0	0	0
[3Y - 5Y [		18	0	18	18		0			0		3	-3	0
[5Y - 10Y [		37	0	37	37		0			0		14	-12	-2
[10Y - more		0	0	0	0		0			0		0	0	0
Tot		55	0	55	55	0	0	0	0	0		17	-15	-2

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Iceland
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		0	0	0	0	0	0	0	1	0		0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 2Y - 3Y [	Ireland	0	0	0	0	0	0	0	0	0		0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0		0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0		0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	1	0		0	0	0

[ 0 - 3M [		176	89	176	0		84		-23	3		0	0	0
[ 3M - 1Y [		95	7	90	0		83			0		0	0	0
[ 1Y - 2Y [		16	6	11	0		-2			7		0	0	0
[ 2Y - 3Y [	Italy	29	7	29	0		16			6		0	0	0
[3Y - 5Y [		2,443	0	2,284	24		-105			2,365		7	0	-7
[5Y - 10Y [		809	75	678	71		-43			575		45	-2	-43
[10Y - more		807	0	786	790		-4			0		318	-78	-240
Tot		4,375	184	4,054	885	0	29	0	-23	2,956		370	-80	-290

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Latvia
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

		GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)	Memo Item	Provisions and write-off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
Residual Maturity	Country		of which: loans and advances in the HTM and Loans and receivables portfolios		of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading(2)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Nominal Value Debt securities in HTM and Loans and Receivables portfolios
[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Liechtenstein
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Lithuania
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		0	0	0	0		0			0		0	0	0
[ 3M - 1Y [		0	0	0	0		0			0		0	0	0
[ 1Y - 2Y [		0	0	0	0		0			0		0	0	0
[ 2Y - 3Y [	Luxembourg	0	0	0	0		0			0		0	0	0
[3Y - 5Y [		7	0	-32	0		-32			0		0	0	0
[5Y - 10Y [		0	0	0	0		0			0		0	0	0
[10Y - more		0	0	0	0		0			0		0	0	0
Tot		7	0	-32	0	0	-32	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Malta
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		6	0	6	0		6			0		0	0	0
[ 3M - 1Y [		1	0	1	0		1			0		0	0	0
[ 1Y - 2Y [		1	0	1	0		1			0		0	0	0
[ 2Y - 3Y [	Netherlands	0	0	0	0		0			0		0	0	0
[3Y - 5Y [		1	0	-21	0		-21			0		0	0	0
[5Y - 10Y [		45	0	39	0		39			0		0	0	0
[10Y - more		0	0	-12	0		-12			0		0	0	0
Tot		54	0	14	0	0	14	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Norway
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		0	0	0	0		0			0		0	0	0
[ 3M - 1Y [		0	0	0	0		0			0		0	0	0
[ 1Y - 2Y [		0	0	0	0		0			0		0	0	0
[ 2Y - 3Y [	Poland	0	0	0	0		0			0		0	0	0
[3Y - 5Y [		81	0	81	81		0			0		4	0	-4
[5Y - 10Y [		55	0	55	55		0			0		9	-3	-6
[10Y - more		55	0	55	55		0			0		16	-4	-12
Tot		191	0	191	191	0	0	0	0	0		29	-7	-22

[ 0 - 3M [		107	81	107	0		26		-1	0		0	0	0
[ 3M - 1Y [		4	2	4	0		2			0		0	0	0
[ 1Y - 2Y [		13	0	13	0		0			13		0	0	0
[ 2Y - 3Y [	Portugal	30	30	30	0		0			0		0	0	0
[3Y - 5Y [		47	47	47	0		0			0		0	0	0
[5Y - 10Y [		3	0	3	0		3			0		0	0	0
[10Y - more		64	56	64	0		8			0		0	0	0
Tot		268	216	268	0	0	39	0	-1	13		0	0	0

		GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)	Memo Item	Provisions and write-off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
Residual Maturity	Country		of which: loans and advances in the HTM and Loans and receivables portfolios		of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading(2)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Nominal Value Debt securities in HTM and Loans and Receivables portfolios
[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Romania
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Slovakia
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Slovenia
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		10,582	9,167	10,582	4		1,411	96		0		0	0	0
[ 3M - 1Y [		2,841	850	2,782	669		1,226			37		0	0	0
[ 1Y - 2Y [		3,654	785	3,480	2,647		46			2		21	-21	0
[ 2Y - 3Y [	Spain	6,947	2,631	6,807	4,112		53			11		167	-27	-140
[3Y - 5Y [		13,353	6,252	13,267	5,426		525			1,064		123	-20	-103
[5Y - 10Y [		10,147	4,714	9,994	3,109		83			2,088		407	-66	-341
[10Y - more		6,034	2,238	5,675	110		9			3,318		74	-12	-62
Tot		53,558	26,637	52,587	16,077	0	3,353	96	0	6,520		792	-146	-646

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Sweden
[3Y - 5Y [
[5Y - 10Y [
[10Y - more
Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		120	0	120	120		0	-3	0	0		0	0	0
[ 3M - 1Y [		0	0	0	0		0			0		0	0	0
[ 1Y - 2Y [		0	0	0	0		0			0		0	0	0
[ 2Y - 3Y [	United Kingdom	0	0	0	0		0			0		0	0	0
[3Y - 5Y [		0	0	0	0		0			0		0	0	0
[5Y - 10Y [		0	0	0	0		0			0		0	0	0
[10Y - more		0	0	0	0		0			0		0	0	0
Tot		120	0	120	120	0	0	-3	0	0		0	0	0

TOTAL EEA 30		60,214	27,182	57,727	17,375	0	3,274	90	-34	9,896	85	1,211	-250	-961

Notes and definitions

(1)	The exposures reported cover only exposures to central, regional and local governments on immediate borrower basis, and do not include exposures to other counterparts with full or partial government guarantees
(2)	The banks disclose the exposures in the “Financial assets held for trading” portfolio after offsetting the cash short positions having the same maturities.
(3)	The exposures reported include the positions towards counterparts (other than sovereign) on sovereign credit risk (i.e. CDS, financial guarantees) booked in all the accounting portfolio (on-off balance sheet). Irrespective of the denomination and or accounting clasiification of the positions the economic substance over the form must be used as a criteria for the identification of the exposures to be included in this column. This item does not include exposures to counterparts (other than sovereign) with full or partial government guarantees by central, regional and local governments
(4)	According with CEBS Guidelines on prudential filters it is required a consistent treatment of gains and losses resulting from a transaction whereby a cash flow hedge is created for an available for sale instrument: i.e. if the gains on the hedged item are recognised in additional own funds, so should the results of the corresponding cash flow hedging derivative. Moreover if fair-value hedging contracts on sovereign assets are taken in consideration for the computation of the prudential filters (before their removal), the FV of such contracts must be reported in the column AB.
(5)	Please report gross and net direct positions before eventual write-off (PSI); in the column provisions must be included eventual write-off (PSI).

Exposures to sovereigns (central, regional and local governments) in EEA, as of June 2012 , (In million Euro)

		GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)	Memo Item	Provisions and write-off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
Residual Maturity	Country		of which: loans and advances in the HTM and Loans and receivables portfolios		of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading(2)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Nominal Value Debt securities in HTM and Loans and Receivables portfolios
[ 0 - 3M [		0	0	0	0	0	0	0	0	0		0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 1Y - 2Y [		2	0	2	0	0	2	0	0	0		0	0	0
[ 2Y - 3Y [	Austria	1	0	1	0	0	1	0	0	0		0	0	0
[3Y - 5Y [		2	0	-55	0	0	-55	0	0	0		0	0	0
[5Y - 10Y [		31	0	8	0	0	8	0	0	0		0	0	0
[10Y - more		25	0	18	0	0	18	0	0	0		0	0	0

Tot		60	0	-25	0	0	-25	0	0	0		0	0	0

[ 0 - 3M [		0	0	0	0	0	0	0	0	0		0	0	0
[ 3M - 1Y [		333	0	333	0	0	333	0	0	0		0	0	0
[ 1Y - 2Y [		7	0	7	0	0	7	0	0	0		0	0	0
[ 2Y - 3Y [	Belgium	449	0	449	199	0	3	0	0	0		-4	6	-2
[3Y - 5Y [		14	0	-47	0	0	-47	0	-2	0		0	0	0
[5Y - 10Y [		38	0	-34	14	0	-48	0	-1	0		1	-1	0
[10Y - more		41	34	22	0	0	-12	0	0	0		0	0	0

Tot		883	34	731	213	0	237	0	-3	0		-3	5	-2

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Bulgaria
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Cyprus
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		0	0	0	0	0	0	0	0	0		0	0	0
[ 3M - 1Y [		15	0	15	15	0	0	0	0	0		0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 2Y - 3Y [	Czech Republic	0	0	0	0	0	0	0	0	0		0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0		0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0		0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0		0	0	0

Tot		15	0	15	15	0	0	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Denmark
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Estonia
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		0	0	0	0	0	0	0	0	0		0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 2Y - 3Y [	Finland	1	0	1	0	0	1	0	0	0		0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0		0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0		0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0		0	0	0

Tot		1	0	1	0	0	1	0	0	0		0	0	0

		GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)	Memo Item	Provisions and write-off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
Residual Maturity	Country/Region		of which: loans and advances in the HTM and Loans and receivables portfolios		of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading(2)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Nominal Value Debt securities in HTM and Loans and Receivables portfolios

[ 0 - 3M [		105	0	105	0	0	105	0	0	0		0	0	0
[ 3M - 1Y [		249	0	246	0	0	246	0	0	0		0	0	0
[ 1Y - 2Y [		25	0	-16	0	0	-33	0	0	17		0	0	0
[ 2Y - 3Y [	France	1	0	-82	9	0	-82	0	-2	0		0	0	0
[3Y - 5Y [		192	0	163	53	0	98	0	-1	11		-1	1	0
[5Y - 10Y [		222	0	112	0	0	-109	0	0	215		0	0	0
[10Y - more		41	0	3	0	0	3	0	0	0		0	0	0

Tot		836	0	532	62	0	228	0	-3	243		-1	1	0

[ 0 - 3M [		5	0	-7	0	0	-7	0	0	0		0	0	0
[ 3M - 1Y [		265	0	157	0	0	157	2	0	0		0	0	0
[ 1Y - 2Y [		16	0	-81	0	0	-81	0	0	0		0	0	0
[ 2Y - 3Y [	Germany	63	0	-87	6	0	-87	0	0	0		0	0	0
[3Y - 5Y [		96	0	20	0	0	20	5	0	0		0	0	0
[5Y - 10Y [		70	0	18	0	0	18	-14	-1	0		0	0	0
[10Y - more		43	0	26	0	0	26	8	0	0		0	0	0

Tot		556	0	45	6	0	45	1	-1	0		0	0	0

[ 0 - 3M [		0	0	0	0	0	0	0	0	0		0	0	0
[ 3M - 1Y [		15	15	15	0	0	0	0	0	0		0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 2Y - 3Y [	Greece (5)	0	0	0	0	0	0	0	0	0		0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0		0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0		0	0	0
[10Y - more		13	0	13	0	0	0	0	0	50		0	0	0

Tot		28	15	28	0	0	0	0	0	50		0	0	0

[ 0 - 3M [		0	0	0	0	0	0	0	0	0		0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 2Y - 3Y [	Hungary	0	0	0	0	0	0	0	0	0		0	0	0
[3Y - 5Y [		24	0	24	24	0	0	0	0	0		4	-2	-2
[5Y - 10Y [		33	0	33	33	0	0	0	0	0		7	-5	-2
[10Y - more		0	0	0	0	0	0	0	0	0		0	0	0

Tot		57	0	57	57	0	0	0	0	0		11	-7	-4

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Iceland
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		0	0	0	0	0	0	-4	0	0		0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 2Y - 3Y [	Ireland	0	0	0	0	0	0	0	0	0		0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0		0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0		0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0		0	0	0

Tot		0	0	0	0	0	0	-4	0	0		0	0	0

[ 0 - 3M [		50	22	50	0	0	28	0	0	0		0	0	0
[ 3M - 1Y [		50	7	44	0	0	34	0	0	4		0	0	0
[ 1Y - 2Y [		27	6	-29	0	0	-38	0	0	3		0	0	0
[ 2Y - 3Y [	Italy	1,532	4	1,489	1	0	7	0	-10	1,501		0	0	0
[3Y - 5Y [		416	4	205	50	0	-198	0	-7	375		2	0	-2
[5Y - 10Y [		679	0	663	35	0	53	0	-1	575		6	-3	-3
[10Y - more		752	74	700	644	0	-18	0	-3	0		29	-22	-7

Tot		3,506	117	3,123	730	0	-132	0	-21	2,458		37	-25	-12

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Latvia
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

		GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)	Memo Item	Provisions and write-off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
Residual Maturity	Country/ Region		of which: loans and advances in the HTM and Loans and receivables portfolios		of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading(2)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Nominal Value Debt securities in HTM and Loans and Receivables portfolios
[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Liechtenstein
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Lithuania
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		3	0	3	0	0	0	0	0	3		0	0	0
[ 3M - 1Y [		12	0	12	0	0	0	0	0	12		0	0	0
[ 1Y - 2Y [		12	0	12	0	0	0	0	0	12		0	0	0
[ 2Y - 3Y [	Luxembourg	146	0	146	146	0	0	0	0	0		-2	2	0
[3Y - 5Y [		462	0	462	228	0	0	0	0	0		-7	7	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0		0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0		0	0	0

Tot		635	0	635	374	0	0	0	0	27		-9	9	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Malta
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		21	3	21	0	0	21	0	0	0		0	0	0
[ 3M - 1Y [		74	0	58	0	0	58	0	0	0		0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 2Y - 3Y [	Netherlands	2	0	2	0	0	2	0	0	0		0	0	0
[3Y - 5Y [		13	0	13	0	0	13	0	0	0		0	0	0
[5Y - 10Y [		31	0	31	0	0	31	0	0	0		0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0		0	0	0

Tot		141	3	125	0	0	125	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Norway
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		0	0	0	0	0	0	0	0	0		0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 2Y - 3Y [	Poland	0	0	0	0	0	0	0	0	0		0	0	0
[3Y - 5Y [		81	0	81	81	0	0	0	0	0		2	3	-5
[5Y - 10Y [		98	0	98	98	0	0	0	0	0		7	5	-12
[10Y - more		5	0	5	5	0	0	0	0	0		2	0	-2

Tot		184	0	184	184	0	0	0	0	0		11	8	-19

[ 0 - 3M [		11	0	11	0	0	11	0	0	0		0	0	0
[ 3M - 1Y [		252	202	50	0	0	36	0	0	0		0	0	0
[ 1Y - 2Y [		1	0	1	0	0	1	0	0	0		0	0	0
[ 2Y - 3Y [	Portugal	52	52	0	14	0	0	0	0	0		0	0	0
[3Y - 5Y [		4	4	0	0	0	0	0	0	0		0	0	0
[5Y - 10Y [		4	0	-1	0	0	-1	0	0	0		0	0	0
[10Y - more		3	0	3	0	0	3	0	0	0		0	0	0

Tot		327	258	65	14	0	51	0	0	0		0	0	0

		GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)				DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)	Memo Item	Provisions and write-off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
Residual Maturity	Country/Region		of which: loans and advances in the HTM and Loans and receivables portfolios		of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading(2)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Nominal Value Debt securities in HTM and Loans and Receivables portfolios

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Romania
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Slovakia
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Slovenia
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		5,996	4,131	5,996	50	0	1,778	0	0	36		0	0	0
[ 3M - 1Y [		10,571	7,680	10,492	1,230	0	1,580	8	0	34		10	-10	0
[ 1Y - 2Y [		1,501	560	1,349	654	0	135	15	0	0		9	-9	0
[ 2Y - 3Y [	Spain	6,183	807	6,064	5,146	0	169	6	0	56		257	-145	-112
[3Y - 5Y [		7,878	2,870	7,800	3,603	0	220	18	0	1,126		300	-113	-187
[5Y - 10Y [		12,973	7,185	12,794	3,349	0	285	59	0	2,119		488	-278	-210
[10Y - more		9,040	5,350	8,771	43	0	77	115	0	3,050		43	-13	-30

Tot		54,142	28,582	53,265	14,075	0	4,244	221	0	6,420		1,107	-568	-539

[ 0 - 3M [
[ 3M - 1Y [
[ 1Y - 2Y [
[ 2Y - 3Y [	Sweden
[3Y - 5Y [
[5Y - 10Y [
[10Y - more

Tot		0	0	0	0	0	0	0	0	0		0	0	0

[ 0 - 3M [		124	0	124	124	0	0	0	0	0		0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0		0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	-8	0	0		0	0	0
[ 2Y - 3Y [	United Kingdom	0	0	0	0	0	0	0	0	0		0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0		0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0		0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0		0	0	0

Tot		124	0	124	124	0	0	-8	0	0		0	0	0

TOTAL EEA 30		61,496	29,009	58,903	15,855	0	4,773	210	-28	9,198	0	1,153	-577	-576

Notes and definitions

(1)	The exposures reported cover only exposures to central, regional and local governments on immediate borrower basis, and do not include exposures to other counterparts with full or partial government guarantees
(2)	The banks disclose the exposures in the “Financial assets held for trading” portfolio after offsetting the cash short positions having the same maturities.
(3)	The exposures reported include the positions towards counterparts (other than sovereign) on sovereign credit risk (i.e. CDS, financial guarantees) booked in all the accounting portfolio (on-off balance sheet). Irrespective of the denomination and or accounting clasiification of the positions the economic substance over the form must be used as a criteria for the identification of the exposures to be included in this column. This item does not include exposures to counterparts (other than sovereign) with full or partial government guarantees by central, regional and local governments
(4)	According with CEBS Guidelines on prudential filters it is required a consistent treatment of gains and losses resulting from a transaction whereby a cash flow hedge is created for an available for sale instrument: i.e. if the gains on the hedged item are recognised in additional own funds, so should the results of the corresponding cash flow hedging derivative. Moreover if fair-value hedging contracts on sovereign assets are taken in consideration for the computation of the prudential filters (before their removal), the FV of such contracts must be reported in the column AB.
(5)	Please report gross and net direct positions before eventual write-off (PSI); in the column provisions must be included eventual write-off (PSI).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 4, 2012	By:	/s/ Eduardo Avila Zaragoza
	Name:	Eduardo Avila Zaragoza
	Title:	Head of Global Accounting